EXHIBIT 3

                                 [TRANSLATION]

                                                                    July 6, 2008

                              INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                   IMMEDIATE REPORT CONCERNING AN APPLICATION
                       TO COURT TO APPROVE A DISTRIBUTION

     1.   On July 6, 2008, an application to approve a distribution pursuant to
          Section 303 of the Companies Law-1999 was filed with the Tel Aviv District Court.

     2.   Total equity of the company: Approximately NIS 145 million.

     3. The total amount that the company seeks to distribute: up to $12,517,944 (NIS 40,971,230 according to exchange rate of 3.273).

     4. The amount that the company seeks to distribute not out of its profits: $7,323,044 (NIS 23,971,268) according to exchange rate of 3.273.

     5. The last date to file an objection to the approval of the distribution: September 1, 2008.

     6. The time and place at which documents subject of this report may be reviewed: 82 Menachem Begin Road, Tel Aviv, with the Corporate Secretary, Adv. N. Atlas, from Sunday to Thursday between the hours of 10:00-16:00.

     7. Attached is the text of the notice to creditors pursuant to Regulation 3 of the Companies Reulations (Distribution Approval)-2001.